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SUPPL

03 OCT 23 AM 7:21

TransCanada

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

CORPORATE - SECRETARIAL - FACSIMILE

03032859

To:	The Toronto Stock Exchange
	Attention: Manager, Market Surveillance
Fax Number:	(416) 646-7263
To:	New York Stock Exchange
	Attention: Elizabeth V. Montz
Fax Number:	212-656-5071/5072
To:	Securities and Exchange Commission
	Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Brenda Hounsell, Corporate Secretarial Department
Date:	October 20, 2003 Time: 06:45 MDT
Number of Pages (including Cover)	Three (3)

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Re: News Release

Please see the attached news release scheduled to cross the Canada News Wire immediately:

"TransCanada to Acquire Additional Portland Natural Gas Transmission System"

Disposition of Original:

Sent by Courier	
Sent by Mail:	
Held on our File:	X

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

dlw 10/24

S:\Corporate_Secretary\CONTINUOUS_DISCLOSURE_PRESS_RELEASES\TC_Corporation\Stock Exchanges\Fax Covers\FAX_TSE_NYSE_SEC.DOC

TransCanada
In business to deliver

NewsRelease

TransCanada to Acquire Additional Interest in Portland Natural Gas Transmission System

CALGARY, Alberta – October 20, 2003 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation today announced it has entered into an agreement to acquire El Paso Corporation's (El Paso) 29.64 per cent interest in Portland Natural Gas Transmission System (PNGTS) for approximately US$137.2 million, including assumed debt of approximately US$80.7 million. The closing of the transaction is expected to be completed by the end of this year and is subject to the satisfaction of various closing conditions including the right of first offer provisions.

Under the terms of the PNGTS partnership agreement, the other PNGTS partner, Gaz Métropolitain and Company, Limited Partnership, has the right to acquire its pro rata share of El Paso's offered interest. This right is exercisable for a period of thirty days after receipt of formal notice from El Paso. Should this right of first offer not be exercised, TransCanada's interest in Portland will increase to 73.06 per cent from 43.42 per cent. Should Gaz Métropolitain's right of first offer be exercised, TransCanada's total interest will increase to 61.71 per cent. The purchase price paid by TransCanada would be reduced proportionately.

"Increasing our interest in PNGTS bolsters TransCanada's role as an energy supplier in the U.S. Northeast," said Hal Kvisle, TransCanada's chief executive officer. "PNGTS is a strategic link in the U.S. Northeast, providing this market access to current and future supplies of natural gas."

PNGTS owns a 471-kilometre (290 mile), 220 million cubic feet per day interstate natural gas pipeline which connects with the Trans Québec & Maritimes Pipeline near Pittsburg, New Hampshire and serves delivery points in Maine, New Hampshire and Massachusetts, including the Boston area. Last month, TransCanada increased its stake in PNGTS by 10.13 per cent by acquiring a portion of DTE East Coast Pipeline Company's interest in PNGTS for approximately US$47.1 million, including assumed debt of approximately US$27.8 million.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres (24,000 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing more than 4,500 megawatts of power – an equal amount of power can meet the needs of about 4.5 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries:	Glenn Herchak/Kurt Kadatz	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Stein	(403) 920-7911

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*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	8848
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	10/20 07:38
USAGE T	01'07
PGS.	3
RESULT	OK

Wall Street Stock Alerts

Symbol OTCPK: **NNBP.PK**
Recent Price **$0.90**
Price Trend: **Upward**
Shares Outstanding:82 Million

STRONG BUY

News Flash:

Nanobac Pharmaceutical (OTCPK : NNBP.PK) is the leader in research and treatment of degenerative diseases stemming from nanobacterial infections. Do not miss this trade!



SYMBOL: NNBP.PK

Nanobac Pharmaceutical • OTCPK: NNBP or NNBP.PK • Recent Price: $ 0.90

Corporate Snapshot

Nanobac Pharmaceutical (OTC:PK NNBP) is the leader in research and treatment of degenerative diseases stemming from nanobacterial infections. The infection is implicated in the formation of disease-causing calcification and plaque in the circulatory system and vital organs. Nanobac markets diagnostics and prescription Nanobiotic medications demonstrated to safely, and effectively treat an underlying cause of Atherosclerosis, Coronary Heart Disease, and other degenerative diseases. Nanobac is poised to capitalize on its unique combination of diagnostic and therapeutic innovations in order to provide specific physician groups with new clinical pathways and disease management options. Nanobac has patented two diagnostic tests for identification of harmful nanobacteria and created nonobac Tx — the therapeutic treatment designed to remove the calcification around the nanobacteria, thereby killing the nanobacteria.

Now, with the recent acquisition of Nanobac OY, Nanobac is positioned as the formidable leader in research and development of nanobacteria applications and utilization. The technologies contained in Nanobac OY, in conjunction with the family of nanobiotics, positions the company to implement its strategic plan and represents the unification of ALL nano-bacteria related technologies under Nanobac Pharmaceutical.

Stock Report Analysis

We feel that Nanobac Pharmaceutical represents an incredible buying opportunity. Our last two recommendations more than quadrupled within one month of us featuring (hem. We see ***NNBP*** trading upwards of $5.00 per share in the future.

Simply put, Nanobac is on the fast track. Nanobac discovered nanobacteria, developed tests to detect them in humans, and formulated antibiotics to kill them. Many insurance companies are currently reimbursing for Nanobac TX. Nanobac TX has the potential of becoming a multi-billion dollar drug.

Investment Highlights:

> Nanobac utilizes professionals in over two dozen countries and was founded and remains owned by the doctors and Nobel Prize nominees that discovered nanobacteria as well as the treatments to eliminate nanobacteria.

>· Nanobac has patented the Nanobac TEST U/A and Nanobac TEST-S. Both are used to determine the presence of nanobacterial antigens (active infection), and antibodies (exposure to or dormant bacteria) in blood.

>· Nanobac Tx is the only nanobiotic scientifically designed to safely remove the calcium from around the calcified nanobacteria, thereby killing the bacteria. It is the ONLY treatment for nanobacteria infection and the only treatment ever shown to reverse coronary artery calcification.

>* Coronary calcification scores, as measured by the Ultrafast CAT Scan, were reduced an average of 58.5% after the Nanobac TX treatment was completed.

>· Nanobac is now strategically positioned to fulfill the needs of the 18,000 registered cardiologists in the US and some 7,200,000 plus patients with possible heart disease. Treating only 500 patients throughout the US on the Nanobac treatment and maintenance program, can generate revenues up to $32 million.

>· Leading Cardiologist in the US have commented the study of nanobacteria will bring about a whole new understanding which will lead to treatments and eventually cures. It will change the practice of cardiovascular medicine and will save millions of lives and billions of dollars.

>• Nanobac Pharmaceutical has audited financials of more than $2,000,000 for fiscal 2002.

Wall Street Stock Alerts publishes reports providing information on selected companies. WSSA is not a registered investment advisor or broker-dealer. This report is provided as an information service only, and the statements and opinions in this report should not be construed as an offer or solicitation to buy or sell any security. WSSA accepts no liability for any loss arising from an investor's reliance on or use of this report. An investment in NNBP is considered to be highly speculative and should not be considered unless a person can afford a complete loss of investment. Stock Alerts, LLC has received $40,000 cash from a non-affiliated third party, for the publication and circulation of this report. This report contains forward-looking statements, which involve risks, and uncertainties that may cause actual results to differ materially from those set forth in the forward-looking statements.

To be removed from our database, call toll free at 1-877-202-9873.

****
***   RX REPORT   ***
****

RECEPTION OK

TX/RX NO	8847
CONNECTION TEL	
SUBADDRESS	
CONNECTION ID	
ST. TIME	10/20 05:42
USAGE T	00'48
PGS.	1
RESULT	OK

TransCanada

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

CORPORATE - SECRETARIAL - FACSIMILE

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: 212-656-5071/5072

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Brenda Hounsell, Corporate Secretarial Department

Date: October 17, 2003 Time: 11:05 MDT

Number of Pages (including Cover) Two (2)

Re: News Release

Please see the attached news release scheduled to cross the Canada News Wire immediately:

"TransCanada Third Quarter 2003 Teleconference and Web Cast Advisory"

Disposition of Original:

Sent by Courier	
Sent by Mail:	
Held on our File:	X

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

TransCanada
In business to deliver

NewsRelease

TransCanada Third Quarter 2003 Teleconference and Web Cast Advisory

CALGARY, Alberta – October 17, 2003 – (TSX:TRP) (NYSE:TRP) - TransCanada Corporation will release its third quarter 2003 financial results in the morning of Tuesday, October 28, 2003. Analysts, members of the media and other interested parties are invited to participate in a teleconference and audio Web cast on October 28, 2003 at 1 p.m. (Mountain) / 3 p.m. (Eastern) to discuss the third quarter 2003 financial results, general developments and issues concerning the company.

To participate, please call 1-800-273-9672 or 416-695-5806 (Toronto area). Please dial in 10 minutes prior to the start of the call. No passcode is required. A live audio Web cast of the teleconference will also be available on TransCanada's Web site (www.transcanada.com).

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (Eastern), November 4, 2003. Please call 1-800-408-3053 or 416-695-5800 (Toronto area) and enter passcode 1487808. The Web cast will be archived and available for replay.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres (24,000 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing more than 4,500 megawatts of power – an equal amount of power can meet the needs of about 4.5 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

-30-

Media Inquiries:	Glenn Herchak/Hejdi Feick	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/ Debbie Stein	(403) 920-7911